SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

_____

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of Earliest Event Reported) October 1, 2002

LYNCH CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Indiana	1-106	38-1799862
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification)

50 Kennedy Plaza, Suite 1250, Providence, RI	02903
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: 401-453-2007

Item 5. Other Events and Regulation FD Disclosure

On September 23, 2002, Lynch Systems, Inc., a South Dakota corporation and wholly-owned subsidiary of Registrant, disposed of its remaining shareholdings in Spinnaker Industries, Inc. A copy of Registrant's press release regarding such disposition is attached hereto as exhibit 99 and hereby incorporated by reference.

Item 7. Financial Statements and Exhibits

   Exhibits

   (c) Exhibits

      99   Press Release, dated October 1, 2002, issued by Registrant.

TABLE OF CONTENTS

Item 5. Other Events and Regulation FD Disclosure
Item 7. Financial Statements and Exhibits
Signatures
Ex-99 Press Release dated October 1, 2002

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lynch Corporation

By: /s/ RAYMOND H. KELLER
————————————————————
RAYMOND H. KELLER
Chief Financial Officer

Date: October 1, 2002

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